EXHIBIT 99.2

HARRY WINSTON DIAMOND CORPORATION

Management’s Responsibility for Financial Information

The consolidated financial statements and the information contained in the Annual Report have been prepared by the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.

In meeting management’s responsibility for the reliability and timeliness of financial information, management maintains and relies on a comprehensive system of internal control and internal audit, including organizational and procedural controls, disclosure controls and procedures and internal control over financial reporting. The system of internal control includes written communication of policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and regular updating of accounting policies. These controls and audits are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and Harry Winston Diamond Corporation is in compliance with all regulatory requirements.

The Company’s independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors’ Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

/s/ ROBERT A. GANNICOTT	/s/ ALAN S. MAYNE
Robert A. Gannicott	Alan S. Mayne
Chief Executive Officer	Vice President & Chief Financial Officer

1     Harry Winston Diamond Corporation 2008 Annual Report

Shareholders’ Auditors’ Report

Report on Financial Statements

To the Shareholders of Harry Winston Diamond Corporation (formerly Aber Diamond Corporation)

We have audited the consolidated balance sheets of Harry Winston Diamond Corporation (the "Company") as at January 31, 2008 and 2007 and the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended January 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended January 31, 2008 and 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the two-year period ended January 31, 2008 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of January 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 15, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP
Chartered Accountants, Licensed Public Accountants
TORONTO, CANADA
April 15, 2008

2     Harry Winston Diamond Corporation 2008 Annual Report

Report on Internal Control over Financial Reporting

To the Shareholders and Board of Directors of Harry Winston Diamond Corporation (formerly Aber Diamond Corporation)

We have audited Harry Winston Diamond Corporation’s (the "Company") internal control over financial reporting as of January 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management’s Discussion and Analysis". Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended January 31, 2008, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated April 15, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

KPMG LLP
Chartered Accountants, Licensed Public Accountants
TORONTO, CANADA
April 15, 2008

3     Harry Winston Diamond Corporation 2008 Annual Report

Consolidated Balance Sheets
(expressed in thousands of United States dollars)

As at January 31,	2008	2007
Assets
Current assets:
Cash and cash equivalents (note 5)	$49,628	$54,174
Cash collateral and cash reserves (note 5)	25,615	51,448
Accounts receivable	25,505	13,297
Inventory and supplies (note 6)	322,228	273,736
Prepaid expenses and other current assets	58,617	27,683
	481,593	420,338
Deferred mineral property costs (note 7)	179,990	188,058
Capital assets (note 8)	548,827	384,532
Intangible assets, net (note 10)	132,628	134,320
Goodwill (note 4)	93,780	98,142
Other assets (note 11)	16,167	18,187
Future income tax asset (note 13)	40,963	44,337
	$1,493,948	$1,287,914
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$124,426	$118,971
Income taxes payable	48,118	5,776
Bank advances (note 12(ii))	34,928	29,776
Current portion of long-term debt (note 12)	54,137	95,434
	261,609	249,957
Long-term debt (note 12)	255,212	185,446
Future income tax liability (note 13)	370,500	333,498
Other long-term liability	1,730	–
Future site restoration costs (note 14)	32,980	17,200
Minority interest	255	85
Shareholders’ equity:
Share capital (note 15)	305,502	305,165
Contributed surplus	15,614	14,922
Retained earnings	225,334	165,625
Accumulated other comprehensive income	25,212	16,016
	571,662	501,728
Commitments and guarantees (note 17) Subsequent events (note 21)
	$1,493,948	$1,287,914

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ ROBERT A. GANNICOTT	/s/ MATTHEW W. BARRETT
Robert A. Gannicott	Matthew W. Barrett
Director	Director

4     Harry Winston Diamond Corporation 2008 Annual Report

Consolidated Statements of Earnings
(expressed in thousands of United States dollars, except per share amounts)

Years ended January 31,	2008	2007
Sales	$679,307	$558,793
Cost of sales	311,187	285,498
Gross margin	368,120	273,295
Selling, general and administrative expenses	150,445	126,536
Earnings from operations	217,675	146,759
Interest and financing expenses	(27,858)	(21,150)
Other income	2,758	5,081
Insurance settlement (note 20)	13,488	–
Foreign exchange gain (loss)	(43,391)	8,784
Earnings before income taxes	162,672	139,474
Income taxes – Current (note 13)	47,516	14,763
Income taxes – Future (note 13)	8,578	20,067
Earnings before minority interest	106,578	104,644
Minority interest	170	375
Net earnings	$106,408	$104,269
Earnings per share
Basic	$1.82	$1.79
Fully diluted (note 16)	$1.81	$1.76
Weighted average number of shares outstanding	58,369,338	58,257,449

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
(expressed in thousands of United States dollars)

Years ended January 31,	2008	2007
Net earnings	$106,408	$104,269
Other comprehensive income (loss)
Net gain (loss) on translation of net foreign operations (net of tax – nil)	9,196	(328)
Total comprehensive income	$115,604	$103,941

See accompanying notes to consolidated financial statements.

5     Harry Winston Diamond Corporation 2008 Annual Report

Consolidated Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars)

Years ended January 31,	2008	2007
Common shares:
Balance at beginning of year	$305,165	$300,652
Issued during the year	337	4,513
Balance at end of year	305,502	305,165
Contributed surplus:
Balance at beginning of year	14,922	15,267
Stock option expense	692	(345)
Balance at end of year	15,614	14,922
Retained earnings:
Balance at beginning of year	165,625	119,630
Net earnings	106,408	104,269
Dividends paid	(46,699)	(58,274)
Balance at end of year	225,334	165,625
Accumulated other comprehensive income:
Balance at beginning of year	16,016	16,344
Other comprehensive income (loss) Net gain (loss) on translation of net foreign operations (net of tax – nil)	9,196	(328)
Balance at end of year	25,212	16,016
Total shareholders’ equity	$571,662	$501,728

See accompanying notes to consolidated financial statements.

6     Harry Winston Diamond Corporation 2008 Annual Report

Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

For the years ended January 31,	2008	2007
Cash provided by (used in):
Operating
Net earnings	$106,408	$104,269
Items not involving cash:
Amortization and accretion	81,174	68,728
Future income taxes	8,578	20,067
Stock-based compensation	2,422	1,250
Foreign exchange	45,201	(7,617)
Loss on write-off of investment	_	909
Minority interest	170	352
Change in non-cash operating working capital	(50,069)	(10,393)
	193,884	177,565
Financing
Increase/(decrease) in long-term debt	(19,637)	51,062
Increase in revolving credit	52,722	64,716
Dividends paid	(46,699)	(58,274)
Issue of common shares	337	2,918
	(13,277)	60,422
Investing
Cash collateral and cash reserve	25,701	(37,172)
Deferred mineral property costs	(7,522)	(16,834)
Capital assets	(201,845)	(119,904)
Deferred charges	(2,115)	(171)
Purchase of Harry Winston Inc.	–	(158,150)
	(185,781)	(332,231)
Foreign exchange effect on cash balances	628	302
Decrease in cash and cash equivalents	(4,546)	(93,942)
Cash and cash equivalents, beginning of year (note 5)	54,174	148,116
Cash and cash equivalents, end of year (note 5)	$49,628	$54,174
Change in non-cash operating working capital
Accounts receivable	(8,641)	1,058
Prepaid expenses and other current assets	(32,756)	6,157
Inventory and supplies	(48,489)	(53,807)
Accounts payable and accrued liabilities	9,622	34,117
Income taxes payable	30,195	2,082
	$(50,069)	$(10,393)
Supplemental cash flow information
Cash taxes paid	$11,052	$11,780
Cash interest paid	$24,946	$18,746

See accompanying notes to consolidated financial statements.

7     Harry Winston Diamond Corporation 2008 Annual Report

Notes to Consolidated Financial Statements
Years ended January 31, 2008 and 2007 (tabular amounts in thousands of United States dollars, except as otherwise noted)

NOTE 1:
Change in Name

Effective November 9, 2007, Aber Diamond Corporation changed its name to Harry Winston Diamond Corporation.

NOTE 2:
Nature of Operations

Harry Winston Diamond Corporation (the “Company”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company’s most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Mines Ltd. (formerly Aber Diamond Mines Ltd.) (40%). DDMI is the operator of the Diavik Diamond Mine (the “Diavik Mine”). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Mines Ltd. is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada. The name of Aber Diamond Mines Ltd. was changed to Harry Winston Diamond Mines Ltd. on December 3, 2007. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. The Company records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s financial statements with a one-month lag.

During fiscal 2007, the Company acquired the remaining 47.17% interest in Harry Winston Inc. that it did not previously own. The results of Harry Winston Inc., located in New York City, US, are consolidated in the financial statements of the Company.

NOTE 3:
Significant Accounting Policies

The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The principal accounting policies presently followed by the Company are summarized as follows:

(a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of unincorporated joint arrangements.

Subsidiaries

A subsidiary is an entity that is controlled by the Company. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany balances and transactions. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as minority interests on the consolidated balance sheet and consolidated statement of earnings.

8     Harry Winston Diamond Corporation 2008 Annual Report

Joint Arrangements that Are Not Entities (“Joint Arrangements”)

The Diavik Joint Venture is an unincorporated joint arrangement. Harry Winston Diamond Corporation owns an undivided 40% interest in the assets, liabilities and expenses of the Joint Venture. Harry Winston Diamond Corporation records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s consolidated financial statements with a one-month lag. The accounting policies described below include those of the Joint Venture.

(b)

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and future income taxes. Financial results as determined by actual events could differ from those estimated.

(c)

Revenue Recognition

Revenue from rough diamond sales is recognized upon delivery of merchandise when the customer takes ownership and assumes risk of loss, persuasive evidence of an arrangement exists, the Company’s price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured.

Revenue from fine jewelry and watch sales is recognized upon delivery of merchandise when the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales are reported net of returns.

(d)

Cash Resources

Cash and cash equivalents, and cash collateral and cash reserves, consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 90 days), and are carried at cost, which approximates market.

Funds in cash collateral and cash reserves are maintained as prescribed under the Company’s debt financing arrangements and will become available to Harry Winston Diamond Corporation for general corporate purposes and for debt servicing as prescribed by the terms of credit facility agreements.

(e)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f)

Inventory

Rough diamond inventory is recorded at the lower of cost or net realizable value and includes diamonds in process and diamonds held for sale. Cost is determined on an average cost basis including production costs and value-added processing activity.

Merchandise inventory is recorded at the lower of cost or net realizable value and includes fine jewelry and watches. Included in merchandise inventory are production costs such as material, labour and overhead costs.

Supplies inventory is recorded at the lower of average cost or replacement value and includes consumables and spare parts maintained at the Diavik Mine site and at the Company’s sorting and distribution facility locations.

9     Harry Winston Diamond Corporation 2008 Annual Report

(g)

Deferred Mineral Property Costs

All direct costs relating to mineral properties, including mineral claim acquisition costs, exploration and development expenditures in the pre-production stage, ongoing property exploration expenditures, pre-production operating costs net of any recoveries, interest, and amortization, are capitalized and accumulated on a property-by-property basis.

The costs of deferred mineral properties from which there is production are amortized using the units-of-production method based upon estimated proven and probable reserves.

General exploration expenditures which do not relate to specific resource properties are expensed in the period incurred.

On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration and development activities that are warranted in the future. If there is little prospect of the Joint Venture continuing to explore or develop a property, the deferred costs related to that property are written down to the estimated fair value.

(h)

Capital Assets

Capital assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the units-of-production method or straight-line method as appropriate. The units-of-production method is applied to a substantial portion of Diavik Mine capital assets and, depending on the asset, is based on carats of diamonds recovered during the period relative to the proven and probable ore reserves of the ore deposit being mined or to the total ore deposit. Other capital assets are depreciated using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Asset	Estimated useful life (years)
Buildings	10–40
Machinery and mobile equipment	3–10
Computer equipment and software	3
Furniture and equipment	2–10
Leasehold and building improvements	Up to 20

Amortization for mine related assets was charged to deferred mineral property costs during the pre-commercial production stage.

Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized.

The recoverability of the amounts shown for the Diavik Mine capital assets is dependent upon the continued existence of economically recoverable reserves, upon maintaining title and beneficial interest in the property, and upon future profitable production or proceeds from disposition of the diamond properties. The amounts representing Diavik Mine capital assets do not necessarily represent present or future values.

Upon the disposition of capital assets, the accumulated amortization is deducted from the original cost and any gain or loss is reflected in current earnings.

10     Harry Winston Diamond Corporation 2008 Annual Report

(i)

Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values at acquisition.

Intangible assets with finite useful lives are amortized on a straight-line basis over their useful lives as follows:

Asset	Estimated useful life (years)
Wholesale distribution network	10
Store leases	Up to 9

The amortization methods and estimated useful lives of intangible assets are reviewed annually.

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any.

(j)

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of the goodwill is determined in a business combination, using the fair value of the reporting unit as if it were the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of earnings before extraordinary items and discontinued operations.

(k)

Other Assets

Other assets are amortized over a period not exceeding ten years.

(l)

Future Site Restoration Costs

The Company records the fair value of any asset retirement obligation as a long-term liability in the year in which the related environmental disturbance occurs, based on the net present value of the estimated future costs. The fair value of the liability is added to the carrying amount of the deferred mineral property and this additional carrying amount is amortized over the life of the asset based on units of production. The obligation is adjusted periodically to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

11     Harry Winston Diamond Corporation 2008 Annual Report

(m)

Foreign Currency Translation

The functional currency of the Company is the US dollar. At year end, monetary assets and liabilities denominated in foreign currencies are translated to US dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in earnings.

For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the rate of exchange in effect at the time of the transactions. Foreign exchange gains and losses are accumulated in other comprehensive income under shareholders’ equity.

(n)

Income and Mining Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year during which the change in tax rates is considered to be substantively enacted.

(o)

Stock-Based Compensation

The Company applies the fair value method to all grants of stock options.

The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded as an expense on a straight-line basis over the vesting period, with an offsetting credit to shareholders’ equity. Any consideration received on amounts attributable to stock options is credited to share capital.

(p)

Restricted and Deferred Share Unit (“RSU” and “DSU”) Plans

The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares. Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. Grants under the DSU Plan are awarded to non-executive directors of the Company. Each DSU grant vests immediately on the grant date.

(q)

Post Retirement Benefits

The expected costs of post retirement benefits under defined benefit arrangements are charged to the profit and loss account over the service lives of employees entitled to those benefits. Variations from the regular cost are spread on a straight-line basis over the expected average remaining service lives of relevant current employees. The plan assets and liabilities are valued annually by qualified actuaries.

12     Harry Winston Diamond Corporation 2008 Annual Report

(r)

Financial Instruments

From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. Gains and losses resulting from any ineffectiveness in a hedging relationship must be recognized immediately in net income. The Company does not use derivatives for trading or speculative purposes.

(s)

Basic and Diluted Earnings per Share

Basic earnings per share are computed by dividing net earnings (loss) by the weighted average number of shares outstanding during the year.

Diluted earnings per share are prepared using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes the exercise of any “in-the-money” options with the option proceeds would be used to purchase common shares at the average market value for the year. Options with an average market value for the year higher than the exercise price are not included in the calculation of diluted earnings per share as such options are not dilutive.

(t)

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(u)

Comparative Figures

Certain figures have been reclassified to conform with presentation in the current year.

(v)

Changes in Accounting Policy

On February 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) on financial instruments: (i) Financial Instruments – Recognition and Measurement, (ii) Hedges, and (iii) Comprehensive Income.

Financial Instruments

This new standard required the Company to revalue certain of its financial assets and liabilities, including derivatives designated in qualifying hedging relationships and embedded derivatives in certain contracts, at fair value on the initial date of implementation and at each subsequent financial reporting date.

The adoption of this new standard has not had a material impact on the financial position of the Company. Under the new standard, the Company elected to add transaction costs related to its non-revolving long-term debt to the carrying amount of the debt and was required to reclassify cumulative translation amounts to accumulated other comprehensive income, which resulted in the following adjustments to the consolidated balance sheet on February 1, 2007:

13     Harry Winston Diamond Corporation 2008 Annual Report

As at February 1, 2007	Increase/(Decrease)
Assets
Other assets	$(859)
Liabilities and Shareholders’ Equity
Long-term debt	$(859)
Cumulative translation adjustment	$(16,016)
Accumulated other comprehensive income	$16,016

This standard has had no material impact on the consolidated statement of earnings. Prior period earnings have not been restated.

This standard also required the Company to classify financial assets and liabilities according to their characteristics and management’s choices and intentions related thereto for the purposes of ongoing measurement. Subsequent measurement for these assets and liabilities is based on either fair value or amortized cost using the effective interest method, depending upon their classification. In accordance with the new standard, the Company’s financial assets and liabilities are generally classified and measured as follows:

Asset/Liability	Category	Measurement
Cash and cash equivalents	Held for trading	Fair value
Cash collateral and cash reserves	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Held for trading	Fair value
Income taxes payable	Held for trading	Fair value
Bank advances	Held for trading	Fair value
Long-term debt	Other liabilities	Amortized cost

Hedges

This new standard contains new rules for reporting fair value and cash flow hedges. The Company has no significant hedges and therefore this new standard has had no impact on the Company’s consolidated financial statements.

Comprehensive Income

This new standard required the Company to present a new consolidated statement of comprehensive income to detail income items impacting accumulated other comprehensive income, which is reported as part of shareholders’ equity. This statement has been included above in the consolidated statement of changes in shareholders’ equity.

(w)

Recently Issued Accounting Standards

Inventories

In May 2007, the CICA issued Handbook Section 3031, “Inventories”, which supersedes the previously issued standard on inventory. The new standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.

14     Harry Winston Diamond Corporation 2008 Annual Report

Financial Instruments – Disclosures

In December 2006, the CICA issued Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”, which supersede Handbook Section 3861, the previously issued standard on financial instruments. Section 3862 provides guidance on disclosure of risks associated with both recognized and unrecognized financial instruments and how the Company manages these risks. Section 3863 details financial instruments presentation requirements, which are unchanged from those discussed in Section 3861.

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, “Capital Disclosures”. This new standard requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.

These new standards will apply to the Company effective February 1, 2008. The Company is assessing the impact these standards will have on its consolidated financial statements.

NOTE 4:
Acquisition

On September 29, 2006, the Company acquired the remaining 47.17% ownership of Harry Winston Inc. for $157.2 million, paid in cash on the acquisition date.

The final allocation of the purchase price to the fair values of assets acquired and liabilities assumed is set forth in the table below. The valuation of intangible assets has been completed by a third party valuator. Purchase price amounts give rise to future income tax liabilities that have been recorded in the same year in which the intangible assets are separately identified.

Cash	$2,433
Accounts receivable	4,909
Inventory	107,690
Intangibles	92,414
Goodwill (a)	57,230
Other assets	31,835
Accounts payable and accrued liabilities	(18,728)
Bank loan	(54,653)
Other liabilities	(64,980)
$158,150
Cash paid at acquisition	$157,150
Acquisition and other costs	1,000
$158,150

(a)

Tax benefits relating to pre-acquisition net operating losses (“NOLs”) at Harry Winston Inc. were not recognized as a separate identifiable asset in the purchase price allocations and consequently are a component of goodwill. Harry Winston Inc. has since recognized benefits of $5.2 million relating to these NOLs (2008 – $4.4 million; 2007 – $0.8 million), which have been recorded as a reduction to goodwill in the applicable periods.

15     Harry Winston Diamond Corporation 2008 Annual Report

NOTE 5:
Cash Resources

	2008	2007
Cash on hand and balances with banks	$33,028	$44,377
Short-term investments (a)	16,600	9,797
Total cash and cash equivalents	49,628	54,174
Cash collateral and cash reserves	25,615	51,448
Total cash resources	$75,243	$105,622

(a) Short-term investments are held in overnight deposits.

NOTE 6:
Inventory and Supplies

	2008	2007
Rough diamond inventory	$17,097	$17,648
Merchandise inventory	254,101	228,157
Supplies inventory	51,030	27,931
Total inventory and supplies	$322,228	$273,736

NOTE 7:
Deferred Mineral Property Costs

			2008			2007
		Accumulated	Net		Accumulated	Net
	Cost	amortization	book value	Cost	amortization	book value
Diavik Mine	$271,316	$91,326	$179,990	$265,217	$77,159	$188,058

The Company holds a 40% ownership interest in the Diavik group of mineral claims, which contains commercially mineable diamond reserves. DDMI, a subsidiary of Rio Tinto plc, is the operator of the Joint Venture and holds the remaining 60% interest. The claims are subject to private royalties which are in the aggregate 2% of the value of production.

NOTE 8:
Capital Assets

			2008			2007
		Accumulated	Net		Accumulated	Net
	Cost	amortization	book value	Cost	amortization	book value
Diavik equipment and leaseholds (a)	$586,208	$136,771	$449,437	$422,419	$101,912	$320,507
Furniture, equipment and other (b)	29,163	13,044	16,119	20,193	9,530	10,663
Real property – land and building (c)	97,745	14,474	83,271	64,691	11,329	53,362
	$713,116	$164,289	$548,827	$507,303	$122,771	$384,532

(a)

Diavik equipment and leaseholds are project related assets at the Joint Venture level.

(b)

Furniture, equipment and other includes equipment located at the Company’s diamond sorting facility and at Harry Winston Inc. salons.

(c)

Real property is comprised of land and a building that houses the corporate activities of the Company and various leasehold improvements to Harry Winston Inc. salons and corporate offices.

16     Harry Winston Diamond Corporation 2008 Annual Report

NOTE 9:
Diavik Joint Venture

The following represents Harry Winston Diamond Corporation’s 40% proportionate interest in the Joint Venture as at December 31, 2007 and 2006:

	2008	2007
Current assets	$110,199	$66,037
Long-term assets	605,300	477,753
Current liabilities	40,631	35,671
Long-term liabilities and participant’s account	674,868	508,119
Year ended:
Expenses net of interest income of $0.5 million (2007 – $0.8 million) (a)	177,049	171,429
Cash flows resulting from operating activities	(121,440)	(76,828)
Cash flows resulting from financing activities	290,615	180,252
Cash flows resulting from investing activities	(165,645)	(100,467)

(a) The Joint Venture only earns interest income.

The Company is contingently liable for the other participant’s portion of the liabilities of the Joint Venture and to the extent the Company’s participating interest has increased because of the failure of the other participant to make a cash contribution when required, the Company would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

NOTE 10:
Intangible Assets

			Accumulated
	Amortization period	Cost	amortization	2008 net	2007 net
Trademark	indefinite life	$112,995	$–	$112,995	$112,995
Drawings	indefinite life	12,365	–	12,365	12,365
Wholesale distribution network	120 months	5,575	(1,369)	4,206	4,763
Store leases	65 to 105 months	5,639	(2,577)	3,062	4,197
Intangible assets		$136,574	$(3,946)	$132,628	$134,320

Amortization expense for 2008 was $1.7 million (2007 – $1.0 million).

17     Harry Winston Diamond Corporation 2008 Annual Report

NOTE 11:
Other Assets

	2008	2007
Prepaid pricing discount (a),
net of accumulated amortization
of $4.6 million (2007 – $3.1 million)	$7,440	$8,880
Other assets	2,512	5,220
Refundable security deposits	6,215	4,087
	$16,167	$18,187

(a)

Prepaid pricing discount represents funds paid to Tiffany & Co. (“Tiffany”) by the Company to amend its rough diamond supply agreement. The amendment eliminated all pricing discounts on future sales. The payment has been deferred and is being amortized on a straight-line basis over the remaining life of the contract.

NOTE 12:
Long-Term Debt and Bank Advances

(i)

Long-Term Debt

	2008	2007
Credit facility (a)	$125,677	$158,140
Harry Winston Inc. credit facilities (b)	174,850	114,782
First mortgage on real property	8,822	7,958
Total long-term debt	309,349	280,880
Less current portion	(54,137)	(95,434)
	$255,212	$185,446

(a)

Credit Facility

The Company’s credit agreement includes two senior secured term facilities and a senior secured revolving facility. The facilities have underlying interest rates, which at the option of the Company are either LIBOR plus a spread of 1.25% to 2.375%, or US Base Rate plus a spread of 0.25% to 1.375%. On May 31, 2007, Harry Winston Diamond Corporation amended its existing credit facility to extend the maturity date to December 15, 2009 from December 15, 2008. The senior secured revolving facility has a standby fee on undrawn amounts up to 1.5%, dependent on certain financial ratios, payable quarterly. The Company is required to comply with certain financial and non-financial covenants. These covenants include consolidated tangible net worth at the Harry Winston Diamond Corporation level, and debt to free cash flow, current assets to current liabilities, mine life protection ratio, historical debt service coverage ratio and annual loan life coverage ratio at the Harry Winston Diamond Mines Ltd. level. Under the facilities, the Company is required to establish a debt reserve account of $25.0 million and an amount equal to the billing delivered by DDMI reflecting estimated operating expenses, maintenance capital expenditures and other capital expenditures of the Diavik Mine for 30 days following each reporting period. The effective interest rate at January 31, 2008 was 4.53%.

Scheduled amortization of the Company’s senior secured term facilities is $12.5 million payable quarterly commencing March 2008 with the remaining balance due in December 2009. The maximum amount permitted to be drawn under the senior secured revolving facility is reduced by $12.5 million quarterly, commencing March 2009. As at January 31, 2008, the Company had $76.4 million of senior secured term facilities and had $50.0 million drawn under its senior secured revolving facility. Interest and financing charges include interest incurred on long-term debt, as well as amortization of deferred financing charges.

18     Harry Winston Diamond Corporation 2008 Annual Report

(b)

Harry Winston Inc. Credit Facilities

(i)

Harry Winston Inc. and Harry Winston Japan, K.K. amended its $140.0 million secured credit agreement on April 23, 2007 with a syndicated group of banks to increase it to $200.0 million effective April 30, 2007. The credit agreement includes both a revolving line of credit and fixed rate loans. At January 31, 2008, $154.0 million had been drawn against the facility. The amount available under this facility is subject to availability determined using a borrowing formula based on certain assets owned by Harry Winston Inc. and Harry Winston Japan, K.K. The amendment further extends the additional facility of $10.0 million scheduled to expire on April 30, 2007 to March 31, 2008. The amended credit facility is supported by a $20.0 million limited guarantee provided by Harry Winston Diamond Corporation. The Harry Winston Inc. and Harry Winston Japan, K.K. credit facility, which expired on March 31, 2008, has no scheduled repayments required before that date.

The credit agreement contains affirmative and negative financial and non-financial covenants, which apply to the retail segment. These provisions include minimum net worth, minimum coverage of fixed charges, leverage ratio, minimum EBITDA and limitations on capital expenditures and certain investments. The outstanding borrowings under the credit facility are secured by inventory and accounts receivable of Harry Winston Inc. and inventory of Harry Winston Japan, K.K. The common stock of Harry Winston Inc. and 65% of the common stock of Harry Winston Inc.’s foreign subsidiaries are also pledged to the bank to secure the loan.

The facility provides for fixed rate loans and floating rate loans, which bear interest at 2.25% above LIBOR and 1.00% above the bank’s prime rate, respectively. The effective interest rate at January 31, 2008 was 9.0% for the revolving line of credit loans and 7.46% for the fixed rate loans.

On February 22, 2008 Harry Winston Inc. refinanced its secured credit agreement by entering into a new secured five-year agreement with a consortium of banks, establishing a $250.0 million facility for revolving credit loans. The new facility expires on March 31, 2013. In addition, Harry Winston Inc. may increase the credit facility by an additional $50.0 million to $300.0 million during the term of the facility. There are no scheduled repayments required before maturity. The new credit facility is supported by a $20.0 million limited guarantee provided by Harry Winston Diamond Corporation. The amount available under this facility is subject to a borrowing base formula based on certain assets of Harry Winston Inc.

The new credit agreement contains affirmative and negative non-financial and financial covenants, which apply to the retail segment. These provisions include consolidated minimum tangible net worth, minimum coverage of fixed charges, leverage ratio and limitations on capital expenditures and certain investments. The credit agreement also includes a change of control provision, which would result in the entire unpaid principal and all accrued interest of the facility becoming due immediately upon change of control, as defined. Any material adverse change, as defined, in the retail segment’s business, assets, liabilities, consolidated financial position or consolidated results of operations constitutes default under the agreement.

The retail segment has pledged 100% of Harry Winston Inc.’s common stock and 66 2/3% of the common stock of its foreign subsidiaries to the bank to secure the loan. Inventory and accounts receivable of Harry Winston Inc. are pledged as collateral to secure the borrowings of Harry Winston Inc. In addition, an assignment of proceeds on insurance covering security collateral was made.

Loans under the credit facility can be either fixed rate loans or revolving line of credit loans. The fixed rate loans will bear interest within a range of 1.50% to 2.25% above LIBOR based upon a pricing grid determined by the fixed charge coverage ratio. Interest under this option will be determined for periods of either one, two, three or six months. The revolving line of credit loans will bear interest within a range of 0.50% to 0.75% above the bank’s prime rate based upon a pricing grid determined by the fixed charge coverage ratio as well.

(ii)

Harry Winston S.A. has entered into a 25-year loan agreement to finance the construction of a new watch factory in Geneva, Switzerland for 17.5 million CHF. The watch factory has been pledged to secure the loan. The loan agreement bears interest at 3.55% and matures on January 31, 2033. Under this agreement approximately $16.1 million is outstanding at January 31, 2008. Quarterly payments on the loan are scheduled to begin on June 30, 2008.

19     Harry Winston Diamond Corporation 2008 Annual Report

(iii)

On October 31, 2007, Harry Winston Japan, K.K. entered into a secured credit facility for $5.4 million (¥575 million). This credit agreement is secured solely by the inventory of Harry Winston Japan, K.K. This credit facility expires on June 20, 2008, and bears interest at 1.91%. Under this agreement, $5.4 million was outstanding at January 31, 2008, of which $0.7 million was classified as bank advances.

(c)

Required Principal Repayments

2009	$54,137
2010	77,500
2011	5,857
2012	1,236
2013	1,292
Thereafter	169,327
$309,349

(ii)

Bank Advances

The Company operates two other revolving financing facilities. The Company has available $45.0 million (utilization in either US dollars or Euros) and $10.0 million for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Harry Winston Diamond International N.V. and its Israeli subsidiary, Harry Winston Diamond (Israel) Limited, respectively. Borrowings under the Belgium facility bear interest at the bank’s base rate plus 1.5% and borrowings under the Israeli facility bear interest at LIBOR plus 1%. At January 31, 2008, $19.9 million was drawn under these two facilities. The Belgium facility has an annual commitment fee of 0.75% per annum. Both facilities are guaranteed by Harry Winston Diamond Corporation.

Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks each amounting to $7.0 million (¥750 million). The credit facilities bear interest at 2.13% and 2.38% per annum and expire on June 2, 2008 and June 28, 2010, respectively. Under these agreements, bank advances of $14.0 million were outstanding at January 31, 2008.

NOTE 13:
Income Tax

The future income tax asset of the Company is $41.0 million, of which $18.1 million relates to Harry Winston Inc. Included in the future tax asset is $13.2 million that has been recorded to recognize the benefit of $40.2 million of net operating losses that Harry Winston Inc. has available for carry forward to shelter income taxes for future years. The net operating losses are scheduled to expire between 2021 and 2027.

The future income tax liability of the Company is $370.5 million of which $73.0 million relates to Harry Winston Inc. Harry Winston Inc.’s future income tax liabilities include $57.1 million from the purchase price allocation. The Company’s future income tax asset and liability accounts are revalued to take into consideration the change in the Canadian dollar compared to the US dollar and the unrealized foreign exchange gain or loss is recorded in net earnings for each year.

(a)

The income tax provision consists of the following:

	2008	2007
Current expense	$47,516	$14,763
Future expense	8,578	20,067
	$56,094	$34,830

20     Harry Winston Diamond Corporation 2008 Annual Report

(b)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at January 31, 2008 and 2007 are as follows:

	2008	2007
Future income tax assets:
Net operating loss carryforwards	$23,458	$36,589
Capital assets	1,158	770
Future site restoration costs	13,135	6,948
Other future income tax assets	6,409	5,125
Gross future income tax assets	44,160	49,432
Valuation allowance	(3,197)	(5,095)
Future income tax assets	40,963	44,337
Future income tax liabilities:
Deferred mineral property costs	(56,776)	(78,634)
Capital assets	(160,319)	(102,261)
Retail inventory	(13,781)	(19,530)
Goodwill	(57,718)	(61,460)
Unrealized foreign exchange gains	(3,194)	(871)
Other future income tax liabilities	(78,712)	(70,742)
Future income tax liabilities	(370,500)	(333,498)
Future income tax liability, net	$(329,537)	$(289,161)

(c)

The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the earnings before income taxes by the statutory tax rate of 34% (2007 – 37%) is a result of the following:

	2008	2007
Expected income tax expense	$55,308	$51,605
Non-deductible (non-taxable) items	9,773	(6,032)
Northwest Territories mining royalty (net of income tax relief)	18,856	12,631
Impact of changes in future corporate income tax rates	(11,697)	(16,949)
Earnings subject to tax different than statutory rate	(5,293)	(7,965)
Benefit on losses recognized through reduction of goodwill	4,362	840
Assessments and adjustments	(11,649)	–
Change in valuation allowance	(2,477)	363
Other	(1,089)	337
Recorded income tax expense	$56,094	$34,830

(d)

The Company has net operating loss carryforwards for Canadian income tax purposes of approximately $23.9 million. Harry Winston Inc. has net operating loss carryforwards for US income tax purposes of $32.2 million and $8.0 million for other foreign jurisdiction tax purposes.

21     Harry Winston Diamond Corporation 2008 Annual Report

NOTE 14:
Future Site Restoration Costs

	2008	2007
At February 1, 2007 and 2006	$17,200	$15,316
Revision of previous estimates	14,897	–
Accretion of provision	883	1,884
At January 31, 2008 and 2007	$32,980	$17,200

The Joint Venture has an obligation under various agreements (note 17) to reclaim and restore the lands disturbed by its mining operations.

The Company’s share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31,2008 is estimated to be $53.4 million of which approximately $33.1 million is expected to occur at the end of the mine life. The revision of previous estimates in fiscal 2008 reflects anticipated higher costs for fuel, labour and equipment based on a significant escalation in these key operating costs in recent years. The anticipated cash flows relating to the obligation at the time of the obligation have been discounted at a credit adjusted risk-free interest rate of 5.57%.

NOTE 15:
Share Capital

(a)

Authorized

Unlimited common shares without par value.

(b)

Issued

	Number of shares	Amount
Balance, January 31, 2006	58,133,780	$300,652
Shares issued for:
Exercise of options	226,975	4,513
Balance, January 31, 2007	58,360,755	$305,165
Shares issued for:
Exercise of options	11,336	337
Balance, January 31, 2008	58,372,091	$305,502

(c)

Stock Options

Under the Employee Stock Option Plan, approved in February 2001, the Company may grant options for up to 4,500,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The maximum term of an option is ten years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of the grant.

22     Harry Winston Diamond Corporation 2008 Annual Report

The Company’s shares are primarily traded on a Canadian dollar based exchange, and accordingly stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

Compensation expense for stock options was $0.2 million for fiscal 2008 (2007 – $2.9 million) and is presented as a component of both cost of sales and selling, general and administrative expenses. The amount credited to share capital for the exercise of the options is the sum of (a) the cash proceeds received and (b) the amount debited to contributed surplus upon exercise of stock options by optionees (2008 – $0.1 million; 2007 – $1.6 million).

Changes in share options outstanding are as follows:

			2008			2007
		Weighted average			Weighted average
	Options	exercise price		Options		exercise price
	000s	CDN$	US$	000s	CDN$	US$
Outstanding, beginning of year	1,631	$23.43	$20.63	1,959	$23.34	$20.49
Granted	100	25.52	24.08	–	–	–
Exercised	(11)	27.01	25.48	(227)	14.65	12.90
Expired	(1)	26.45	24.95	(101)	41.39	36.49
	1,719	$23.52	$22.19	1,631	$23.43	$20.63

The following summarizes information about stock options outstanding at January 31, 2008:

		Options outstanding			Options exercisable

		Weighted average
Range of exercise	Number	remaining	Weighted average	Number	Weighted average
prices	outstanding	contractual life	exercise price	exercisable	exercise price
CDN$	000s	in years	CDN$	000s	CDN$
$9.10–$9.15	268	1.8	$9.15	268	$9.15
10.60–12.45	302	2.9	12.36	302	12.36
17.50–17.50	39	3.8	17.50	39	17.50
23.35–29.25	765	5.3	25.36	665	25.34
36.38–40.00	110	5.9	39.67	105	39.83
41.45–41.95	235	6.4	41.66	177	41.66
	1,719		$23.52	1,556	$22.67

23     Harry Winston Diamond Corporation 2008 Annual Report

(d)

Stock-Based Compensation

The Company applies the fair value method to all grants of stock options.

The fair value of options granted during the years ended January 31, 2008 and 2007 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions. The Company did not grant any options during fiscal 2007.

	2008	2007
Risk-free interest rate	3.45%	–
Dividend yield	0.00%	–
Volatility factor	39.18%	–
Expected life of the options	3.6 years	–
Average fair value per option, CDN	$ 8.53	$–
Average fair value per option, US	$ 8.50	$–

(e)

RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2006	103,959
Awards during the year (net):
RSU	70,431
Balance, January 31, 2007	174,390
Awards and payouts during the year (net):
RSU awards	21,873
RSU payouts	(52,548)
Balance, January 31, 2008	143,715

DSU	Number of units
Balance, January 31, 2006	41,079
Awards during the year (net):
DSU	18,070
Balance, January 31, 2007	59,149
Awards and payouts during the year (net):
DSU awards	21,626
DSU payouts	(8,577)
Balance, January 31, 2008	72,198

During the fiscal year, the Company granted 21,873 RSUs (net of forfeitures) and 21,626 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

24     Harry Winston Diamond Corporation 2008 Annual Report

The expenses related to the RSUs and DSUs are accrued based on the price of Harry Winston Diamond Corporation’s common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant. The Company recognized a recovery of $0.1 million (2007 – expense of $3.1 million) for the twelve months ended January 31, 2008.

NOTE 16:
Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	2008	2007
Numerator:
Net earnings for the year	$106,408	$104,269
Denominator (thousands of shares):
Weighted average number of shares outstanding	58,369	58,257
Dilutive effect of employee stock options	530	1,022
	58,899	59,279
Number of anti-dilutive options	–	–

NOTE 17:
Commitments and Guarantees

(a)

Environmental Agreement

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Harry Winston Diamond Corporation’s share of this funding requirement was $0.2 million for calendar 2008. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Harry Winston Diamond Corporation’s share of the Joint Venture’s letters of credit outstanding with respect to the environmental agreements as at January 31, 2008 was $61.5 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)

Participation Agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

25     Harry Winston Diamond Corporation 2008 Annual Report

(c)

Commitments

Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at Harry Winston Diamond Corporation’s 40% share, before any reduction of future reclamation activities, and future minimum annual rentals under non-cancellable operating and capital leases for retail salons and corporate office space, and are as follows:

2009	$93,573
2010	95,340
2011	94,255
2012	91,106
2013	91,044
Thereafter	155,976

NOTE 18:
Employee Benefit Plans

	Year ended	Year ended
	January 31,	January 31,
Expense for the year	2008	2007
Defined benefit pension plan - Harry Winston retail segment (a)	$1,213	$61
Defined contribution plan - Harry Winston retail segment (b)	1,063	389
Defined contribution plan - Diavik Mine (b)	833	701
	$3,109	$1,151

(a)

Defined Benefit Pension Plan

The Harry Winston retail segment sponsors three separate defined benefit pension plans covering substantially all of its employees in the United States, Japan and Switzerland. The principal pension plan is the Harry Winston Employee Retirement Plan for Harry Winston Inc. US employees. The benefits for the Harry Winston Inc. plan are based on years of service and the employee’s compensation. In April 2001, Harry Winston Inc. amended its defined benefit pension plan. The amendment froze plan participation effective April 30, 2001. Harry Winston Inc.’s funding policy for the US plan is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. Plan assets consisted primarily of fixed income, equity and other short-term investments. The other two defined benefit pension plans are sponsored by retail segment subsidiaries Harry Winston Japan, K.K. and Harry Winston S.A., which converted their previous pension plan arrangements into defined benefit plans effective February 1, 2007. Pension liabilities for these two non-US plans are funded in accordance with local laws and regulations.

26     Harry Winston Diamond Corporation 2008 Annual Report

(i)

Information about Harry Winston Inc.’s US defined benefit plan is as follows:

	2008	2007
Accrued benefit obligation:
Balance, beginning of year	$11,784	$11,835
Interest cost	627	623
Actuarial loss	(373)	410
Effects of changes in assumptions	–	(278)
Benefits paid	(742)	(806)
Balance, end of year	11,296	11,784
Plan assets:
Fair value, beginning of year	10,574	9,594
Actual return on plan assets	397	1,203
Employer contributions	155	583
Benefits paid	(742)	(806)
Fair value, end of year	10,384	10,574
Funded status – plan deficit (included in accrued liabilities)	$(912)	$(1,210)

US plan assets represented approximately 63% of total Harry Winston retail segment plan assets at January 31, 2008. The unfunded status of the retail segment plans are comprised of $0.9 million attributed to the US-based Harry Winston Inc. plan, as reported in the table above, and $0.8 million attributed to the Harry Winston Japan, K.K. plan. The Harry Winston Japan, K.K. plan is non-funded with a benefit obligation of $0.8 million. The Harry Winston S.A. plan was fully funded at January 31, 2008 with a benefit obligation of $6.0 million offset by plan assets of the same amount.

The following table provides the components of the net periodic pension costs for the three plans for the years ended January 31.

	2008	2007
Service cost	$(1,357)	$–
Interest cost	(808)	(623)
Expected return on plan assets	952	705
Net actuarial loss	–	(103)
Total	(1,213)	(21)

(ii)

Plan assets

The asset allocation of Harry Winston Inc.’s US pension benefits at January 31, 2008 were as follows:

	2008	2007
Asset category:
Cash equivalents	2%	3%
Equity securities	72%	72%
Fixed income securities	24%	22%
Other	2%	3%
Total	100%	100%

27     Harry Winston Diamond Corporation 2008 Annual Report

(iii)

The significant assumptions used for Harry Winston Inc.’s US plan is as follows:

	2008	2007
Accrued benefit obligation:
Discount rate	6.24%	5.75%
Expected long-term rate of return	7.50%	7.50%
Benefit costs for the year:
Discount rate	5.75%	5.50%
Expected long-term rate of return on plan assets	7.50%	7.50%
Rate of compensation increase	0.00%	0.00%

Harry Winston Inc’s overall expected long-term rate of return on assets is 7.50%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments. Harry Winston S.A’s overall expected long-term rate of return on assets is 3.25%. Long-term rate of return for Harry Winston Japan, K.K. plan assets is not applicable due to the unfunded status of the plan.

The weighted average assumptions used to determine the benefit obligations for Harry Winston Japan, K.K. and Harry Winston S.A. at January 31, 2008 are a discount rate and expected long-term rate of return of 2.00% and 0.00% and 3.00% and 3.25%, respectively.

The weighted average assumptions used to determine the benefit costs for Harry Winston Japan, K.K. and Harry Winston S.A. at January 31, 2008 are a discount rate, expected long-term rate of return and a rate of compensation increase of 2.00%, 0.00% and 4.60%, and 3.00%, 3.25% and 1.00%, respectively.

(iv)

Harry Winston retail segment expects to contribute $0.9 million to its pension plan in calendar 2008

Benefits of $1.3 million are expected to be paid by the retail segment in each calendar year from 2009 to 2012. The aggregate benefits expected to be paid in the five calendar years from 2013 to 2017 are $6.4 million. The expected benefits are based on the same assumptions used to measure the retail segment’s benefit obligation at January 31, 2008.

(b)

Defined Contribution Plan

Harry Winston Inc. has a defined contribution 401(k) plan covering substantially all employees in the United States. In the previous year, the Company provided employer-matching contributions based on amounts contributed by an employee, up to 50% of the first 6% of the employee’s salary. For the fiscal year ended January 31, 2008, the Company elected to increase the employer-matching contribution to 100% of the first 6% of the employee’s salary. Employees must meet minimum service requirements and be employed on December 31 of each year in order to receive this matching contribution.

The Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employee’s salary.

28     Harry Winston Diamond Corporation 2008 Annual Report

(c)

Deferred Compensation Plan

On January 28, 2005, the Board of Directors of Harry Winston Inc. approved an Equity Participation Plan (the “Plan”) for certain executives of Harry Winston Inc. The Plan involves “Phantom Stock” awards, as defined in the executives’ employment agreements, which are payable in cash. These awards are split into a 40% time-vested award and a 60% cliff-vested award. The value of the award for each executive is calculated as a percentage of return on investment, as defined in the agreements as the excess of the fair value of Harry Winston Inc. at the date of calculation, over the fair value of Harry Winston Inc. at April 2, 2004, adjusted for certain items as defined in the agreements. The 40% time-vested award vests on the six annual anniversaries of each executive’s designated start date and over the six-year period, the vesting percentages are 0%, 0%, 10%, 10%, 10% and 10%, respectively. The 60% cliff-vested award vests in full on the date that Harry Winston Diamond Corporation becomes the acquirer of 100% of the common stock of Harry Winston Inc. The executives must remain employed by Harry Winston Inc. through the vesting dates in order for the awards to vest. Both awards would vest immediately upon the date of any future change in control as defined in the employment agreements. On September 29, 2006, Harry Winston Diamond Corporation acquired 100% of the common stock of Harry Winston Inc. As a result, the cliff-vested award has vested. At January 31, 2008 and 2007, Harry Winston Inc. has recorded a liability of $6.3 million and $7.2 million, respectively, relating to the Plan.

At January 21, 2008 and 2007, Harry Winston Inc. has recorded a liability of $5.8 million and $4.8 million, respectively, in connection with a deferred compensation plan for a key executive. According to the terms of this plan, the executive is entitled to deferred compensation of $5.0 million, which vests in equal installments on the first through the third anniversaries of the executive’s first day of employment with Harry Winston Inc. On each vesting date, the vested portion of the deferred compensation will be paid to the executive unless the executive provides Harry Winston Inc. with prior written notice to defer receipt of all or a portion of the vested portion of the deferred compensation. All such vested amounts deferred at the request of the executive will be distributed to the executive upon the executive’s termination of employment with Harry Winston Inc. The deferred compensation bears interest at LIBOR.

NOTE 19:
Related Parties

Transactions with related parties for the twelve months ended January 31, 2008 include $1.8 million payable of rent (2007 – $1.8 million) relating to the New York salon, payable to a Harry Winston Inc. employee.

NOTE 20:
Insurance Settlement

During the third quarter of fiscal 2008, approximately $23.2 million in Company-owned retail inventory at cost was stolen during a robbery at the Harry Winston Paris salon. The Company was fully insured against the loss, and recognized a pre-tax gain of $13.5 million in the fourth quarter on settlement of the insurance claim.

NOTE 21:
Subsequent Events

On March 14, 2008, the Company completed a common share private placement. The non-brokered private placement sold 3 million common shares at CDN $25 per share. No fees or commissions were payable on this transaction which generated net proceeds of CDN $75.0 million. This transaction diluted the Company’s issued and outstanding shares by 5%.

On February 22, 2008, Harry Winston Inc. entered into a credit agreement with a syndicate of banks for $250.0 million, five-year revolving credit facility. No scheduled repayments are required before the maturity date.

29     Harry Winston Diamond Corporation 2008 Annual Report

NOTE 22:
Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, as of January 31, 2008.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the twelve months ended January 31, 2008	Mining	Retail	Total
Revenue
Canada	$413,772	$–	$413,772
United States	–	112,453	112,453
Europe	–	81,429	81,429
Asia	–	71,653	71,653
Cost of sales	169,680	141,507	311,187
Gross margin	244,092	124,028	368,120
Gross margin (%)	59.0%	46.7%	54.2%

Selling, general and administrative expenses	23,359	127,086	150,445
Earnings (loss) from operations	220,733	(3,058)	217,675
Interest and financing expenses	(14,940)	(12,918)	(27,858)
Other income	2,326	432	2,758
Insurance settlement	–	13,488	13,488
Foreign exchange gain (loss)	(45,042)	1,651	(43,391)
Segmented earnings (loss) before income taxes	$163,077	$(405)	$162,672
Segmented assets as at January 31, 2008
Canada	$856,841	$–	$856,841
United States	–	459,525	459,525
Other foreign countries	22,466	155,116	177,582
	$879,307	$614,641	$1,493,948
Goodwill as at January 31, 2008	$–	$93,780	$93,780
Capital expenditures	$163,312	$38,533	$201,845
Other significant non-cash items:
Income tax expense (recovery)	$13,874	$(5,296)	$8,578
Amortization and accretion	$71,840	$9,334	$81,174

30     Harry Winston Diamond Corporation 2008 Annual Report

For the twelve months ended January 31, 2007	Mining	Retail	Total
Revenue
Canada	$332,573	$–	$332,573
United States	–	97,989	97,989
Europe	–	75,092	75,092
Asia	–	53,139	53,139
Cost of sales	166,879	118,619	285,498
Gross margin	165,694	107,601	273,295
Gross margin (%)	49.8%	47.6%	48.9%
Selling, general and administrative expenses	21,222	105,314	126,536
Earnings from operations	144,472	2,287	146,759
Interest and financing expenses	(13,008)	(8,142)	(21,150)
Other income (expense)	5,323	(242)	5,081
Foreign exchange gain (loss)	9,775	(991)	8,784
Segmented earnings (loss) before income taxes	$146,562	$(7,088)	$139,474
Segmented assets as at January 31, 2007
Canada	$731,194	$–	$731,194
United States	–	451,934	451,934
Other foreign countries	14,775	90,011	104,786
	$745,969	$541,945	$1,287,914
Goodwill as at January 31, 2007	$–	$98,142	$98,142
Capital expenditures	$100,325	$19,579	$119,904
Other significant non-cash items:
Income tax expense (recovery)	$22,972	$(2,905)	$20,067
Amortization and accretion	$62,553	$6,175	$68,728

Sales to one customer in the mining segment totalled $28.4 million (2007 – $29.0 million) for the twelve months ended January 31, 2008.

31     Harry Winston Diamond Corporation 2008 Annual Report